NYLIM ACTIVE ETF TRUST 485BPOS

Exhibit (d)(2)(a)

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement is made as of the 16th day of September 2026, by and between New York Life Investment Management LLC, a Delaware limited liability company (the “Advisor”) and MacKay Shields LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Advisor and the Subadvisor are parties to the Subadvisory Agreement, dated October 10, 2017, as amended and restated August 28, 2024 (the “Agreement”); and

WHEREAS, the Advisor and the Trust desire to amend the Agreement to reflect (i) changes to the name of the Trust and the name of each Series, and (ii) the addition of NYLIM MacKay Muni High Income ETF, a series of NYLIM Active ETF Trust.

Former Trust Name	New Trust Name
New York Life Investments Active ETF Trust	NYLIM Active ETF Trust

Former Series Name	New Series Name
NYLI MacKay Muni Insured ETF	NYLIM MacKay Muni Insured ETF
NYLI MacKay Muni Intermediate ETF	NYLIM MacKay Muni Intermediate ETF
NYLI MacKay Core Plus Bond ETF	NYLIM MacKay Core Plus Bond ETF
NYLI MacKay California Muni Intermediate ETF	NYLIM MacKay California Muni Intermediate ETF
NYLI MacKay High Income ETF	NYLIM MacKay High Income ETF
NYLI MacKay Securitized Income ETF	NYLIM MacKay Securitized Income ETF
NYLI MacKay Muni Short Duration ETF	NYLIM MacKay Muni Short Duration ETF
NYLI MacKay Muni Allocation ETF	NYLIM MacKay Muni Allocation ETF

NOW, THEREFORE, the parties agree that (i) the names of the Trust and Series in the Agreement are changed as set forth above, and (ii) Schedule A is hereby amended by deleting it in its entirety and replacing it with Schedule A attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers effective as of the date set forth above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC		MACKAY SHIELDS LLC

By:	/s/ Jack R. Benintende	By:	/s/ Young Lee
Name:	Jack R. Benintende	Name:	Young Lee
Title:	Managing Director	Title:	General Counsel

Schedule A

to

SUBADVISORY AGREEMENT

(As of September 16, 2026)

As compensation for services provided by Subadvisor, the Advisor will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

SERIES NAME	ANNUAL RATE
NYLIM MacKay Muni Insured ETF*	0.20%
NYLIM MacKay Muni Intermediate ETF*	0.20%
NYLIM MacKay Core Plus Bond ETF*	0.1575%
NYLIM MacKay High Income ETF*	0.18%
NYLIM MacKay California Muni Intermediate ETF*	0.225%
NYLIM MacKay Securitized Income ETF*	0.18%
NYLIM MacKay Muni Short Duration ETF*	0.125%
NYLIM MacKay Muni Allocation ETF*	0.20%
NYLIM MacKay Muni High Income ETF*	0.20%

The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

*With respect to this Series, the Advisor has agreed to waive a portion of the Series’ management fee or reimburse the expenses of the Series so that the Series’ total ordinary operating expenses do not exceed certain amounts. These waivers or expenses limitations may be changed with Board approval. To the extent that the Advisor has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee proportionately.

The annual rate is based on the percentage that the Allocated Assets constitutes of the Series’ total average daily net assets.

Payment will be made to the Subadvisor, on a monthly basis.

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